UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-43046

Green Circle Decarbonize Technology Limited

(Registrant’s Name)

Green Circle Decarbonize Technology Limited

Unit 1809, Prosperity Place, 6 Shing Yip St.

Kwun Tong, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On January 13, 2026, Green Circle Decarbonize Technology Limited, a Cayman Islands exempted company (the “Company”), consummated its initial public offering (the “IPO”) of 2,500,000 ordinary shares, par value $0.001 per share (each, an “Ordinary Share” and the Ordinary Shares sold in the IPO are hereafter referred to as the “IPO Shares”).

The Company has also granted the underwriters a 45-day option to purchase up to an additional 375,000 Ordinary Shares to cover over-allotments (the “Over-Allotment Shares”), if any (the “Over-Allotment Option”).

On February 12, 2026, the Company issued and sold to the underwriter 375,000 Ordinary Shares at a price of $4.00 per share, pursuant to the full exercise of the Over-Allotment Option, resulting in additional gross proceeds of approximately $1,500,000. As a result, the Company has raised aggregate gross proceeds of $11,500,000 in the IPO, including the exercise of the Over-Allotment Option, prior to deducting underwriting discounts and commissions and estimated offering expenses payable by the Company.

On February 12, 2026, the Company issued a press release announcing the issuance and sale of the Over-Allotment Shares, a copy of which is attached as Exhibit 99.1 and is incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Exhibits.

Exhibit No.	Description
99.1	Press Release, dated February 12, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Green Circle Decarbonize Technology Ltd.

Date: February 12, 2026	By:	/s/ Chan Kam Biu Richard
Chan Kam Biu Richard
Chief Executive Officer and Director